FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements as of September 30, 2025 – Sect. 63 BYMA listing rules and regulations – Translation of a submission from Banco BBVA Argentina S.A to the CNV dated on November 25, 2025.

(Figures in thousands of Ps.) 1. Net Income for the Period Net Income for the Period attributable to: Controlling Company's Shareholders 181,855,859 Non-controlling Interests 11,067,744 Total (a) 192,923,603 Other Comprehensive Income for the Period attributable to: Controlling Company's Shareholders (297,835,952) Non-controlling Interests (12) Total (b) (297,835,964) Total Comprehensive Income for the Period attributable to: Controlling Company's Shareholders (115,980,093) Non-controlling Interests 11,067,732 Total (a+b) (104,912,361)

Buenos Aires, November 25, 2025

Comisión Nacional de Valores (CNV)

Bolsas y Mercados Argentinos S.A. (BYMA)

A3 Mercados S.A. (A3)

Subject: Financial Statements as of September 30, 2025

Art. 63 – Regulation B.C.B.A.

Dear Sirs,

Regarding Banco BBVA Argentina S.A.'s financial statements for the period ended September 30, 2025, approved by our Board of Directors on November 25, 2025, as per Minutes No. 5365, and in compliance with the terms of applicable laws, we hereby submit the following information arising from the financial statements mentioned above for the period ended on that date.

Banco BBVA Argentina S.A., Av. Córdoba 111 – Piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires,
CUIT Nro. 30-50000319-3, IGJ 18-09-14, N.17995, L.70, T.SA (T.O.).

(Figures in thousands of Ps.) 2. Shareholders' Equity Breakdown Share Capital 612,710 Non-capitalized Contributions 6,744,974 Adjustments to Shareholders' Equity 1,102,512,489 Reserves 1,866,598,978 - Legal Reserve 882,099,126 - Other Reserves 984,499,852 Unappropriated Retained Earnings 181,855,859 - Net Income for the Period 181,855,859 Other Comprehensive Income (238,027,420) Total Shareholders' Equity attributable to Controlling Company's Shareholders (c) 2,920,297,590 Total Shareholders' Equity attributable to Non-controlling Interests (d) 62,376,228 Total Shareholders' Equity (c+d) 2,982,673,818

On the other hand, please find below information on the number of book-entry common shares, with a face value of Ps. 1 and one voting right each, held by the Company's controlling group as of September 30, 2025.

Shares	% over total capital stock
407,785,801	66.55%

The Company does not have share-convertible debt securities and/or stock options.

The Company's controlling shareholder is Banco Bilbao Vizcaya Argentaria S.A., a company with domicile established at Plaza de San Nicolás, Number 4, 48005 Bilbao, Spain.

Yours faithfully,

Banco BBVA Argentina S.A.

Carlos H. Reinaudo

Legal Representative

Banco BBVA Argentina S.A., Av. Córdoba 111 – Piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires,
CUIT Nro. 30-50000319-3, IGJ 18-09-14, N.17995, L.70, T.SA (T.O.).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	November 25, 2025	By:	/s/ Carmen Morillo Arroyo
			Name:	Carmen Morillo Arroyo
			Title:	Chief Financial Officer